Exhibit 99.1

Freight Technologies Releases Pro Forma Financial Statements for JAK Solar Acquisition

HOUSTON – March 19, 2026 — Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a logistics management innovation company offering a diverse portfolio of technology-driven solutions, today released the unaudited pro forma financial statements related to its acquisition of JAK Solar Loans 1 Limited (“JAK Solar”), which was completed on December 31, 2025.

The unaudited pro forma condensed combined financial information includes a balance sheet as of September 30, 2025 and statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024. The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X and are presented as if the acquisition had occurred on January 1, 2024 for purposes of the statements of operations and on September 30, 2025 for purposes of the balance sheet.

The pro forma financial information is provided for illustrative purposes only and does not purport to represent what the Company’s financial position or results of operations would have been had the acquisition been completed on the dates indicated, nor is it indicative of future results.

The pro forma financial statements are included as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 19, 2026, and are available on the SEC’s website at www.sec.gov and on the Company’s investor relations website.

As previously announced, the acquisition of JAK Solar expands Freight Technologies’ asset base through a portfolio of residential solar-related financial contracts and is expected to contribute recurring cash flows over time.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; and, Zayren, an AI based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States. Together, each product is interconnected within a unified platform to network carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com.

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Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech other filings with the Securities Exchange Commission.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com

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